United States securities and exchange commission logo





                             May 22, 2023

       Mark Newbauer
       Chief Executive Officer
       Mike the Pike Productions, Inc.
       20860 N. Tatum Blvd. Suite 300
       Phoenix AZ 85050

                                                        Re: Mike the Pike
Productions, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed April 28,
2023
                                                            File No. 000-55298

       Dear Mark Newbauer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed April 28, 2023

       Description of Business, page 4

   1.                                                   Please thoroughly
revise this section to clarify and better describe the status of your current operations and
your proposed business operations. To the extent that you discuss future activity, please
provide the status of development and indicate the timeframe for which you anticipate
these projects will take and the basis of your conclusions. Further, please discuss the
actual operations of your business, focusing on the particular means by which you will generate
revenues and incur expenses. For example, discuss if you are going to produce the
film or TV series based on your intellectual property and if you intend to sell the
property to a network or streaming service. Further describe if you have had any formal or
informal discussions to produce your projects with a distributor, network or streaming
service. Please also clarify the steps you have taken already, if any, to initiate your
operations and the costs of these steps to you.
 Mark Newbauer
Mike the Pike Productions, Inc.
May 22, 2023
Page 2
Our Current Properties/Projects, page 5

2. Please revise your disclosure to describe the intellectual rights that you own for each project including the term of your rights. Please file the intellectual property agreements or licenses as exhibits. For example, we note a press release that you optioned Wish for adaption as a film in 2021. Please file as an exhibit your option agreement. In addition, as some of your listed projects have previously been made into a film, Vampirella, or TV series, Silverwing, please revise your disclosure to explain how you have rights in these properties when there are a pre-existing film or TV series.
Risk Factors, page 7

3. In its current form, your risk factor discussion appears relatively brief and does not disclose any industry or operational risk. Accordingly, please expand your disclosure, as applicable, to include industry or operational risk such as Covid-19, competition, and claims of infringement of intellectual property rights. Also, consider adding a risk factor concerning the risk resulting from the consolidation among commercial exhibitors and studios.
4. Please revise here and in your Prospectus Summary to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern.
5. Prominently disclose here and in your prospectus summary that your CEO will control the company as a result of his holding of preferred shares. Highlight that investors will not be able to influence the company, including with respect to the election of directors.
Item 2. Financial Information, page 8

6. Please expand your discussion of the results of operations to provide insight into the activities that you reported as well as the reasons for any material variances in the amounts reported between the periods presented in your consolidated statements of operations. Please refer to the guidance in Item 303(b)(2) of Regulation S-K.
7. Please revise to discuss your liquidity, capital resources and critical accounting estimates.
         Please refer to the guidance in Items 303(b)(1) and 303(b)(3) of Regulation S-K.
Our Certificate of Incorporation authorizes the issuance of preferred stock, page 8
FirstName LastNameMark Newbauer
8. Please clarify here, as you do on page 14, the voting and conversion rights of your
Comapany   NameMike
       preferred stock. the Pikealso
                        Please    Productions, Inc.
                                     discuss how future issuances or conversion
of your preferred
May 22,stock
         2023may  be2dilutive to your common stock holders.
               Page
FirstName LastName
 Mark Newbauer
FirstName  LastNameMark
Mike the Pike Productions, Newbauer
                           Inc.
Comapany
May        NameMike the Pike Productions, Inc.
     22, 2023
May 22,
Page 3 2023 Page 3
FirstName LastName
Directors and Executive Officers , page 10

9. Please revise your disclosure regarding the background and history of your executive officer and director to comply with Item 401(e)(1) of Regulation S-K. Specifically, revise your disclosure to describe the business experience, principal occupations and employment during the past five years, including the dates and duration of employment.
Certain Relationships and Related Transactions, and Director Independence, page
12

10. Please revise this section to ensure consistency throughout your disclosure. In this regard, we note that your disclosure suggests there are no related party transactions. However, we note your disclosure on page F-13 that "[d]uring the twelve months end[e]d December 31,
         2022 and 2021, the Company's CEO, Mark Newbauer, had advanced the company
         $17,500 and $0 respectively of personal funds." Refer to Item 404 of Regulation S-K.
Executive Compensation, page 12

11. Please update your executive compensation disclosure to include your recently completed fiscal year. In your updated compensation disclosure, please discuss any employment agreements and identify the named executive officers in your table. In this regard, we note your disclosure here that "[n]o officer or director has received any compensation from the
         Company since the inception of the Company." However, your disclosure on page F-12 states that in prior years the Company entered into an employment agreement with its
         CEO" and that "[t]he agreement was suspended," but not terminated. Consolidated Statement of Operations, page F-5

12. We note that in 2021 you recorded a $66,635 gain on the change in the fair value of a derivative liability. Please provide us with a detailed discussion of your accounting for the derivative liability and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
Notes to Consolidated Financial Statements
Note 4 - Intangible Assets, page F-11

13. Please clarify your disclosure to explain what you mean by intangible assets being
         amortized over 18 months    by definition    and how it relates to
their useful life or contract
         duration. Please refer to the guidance in ASC 350-30-35-2 and 35-6.
Note 5 - Accrued Compensation, page F-12

14. Please tell us what is meant by your disclosure that the employment agreement with the
         CEO has been suspended. In this regard, your disclosure should include whether you continue to receive services from the CEO and if so, how you account for the fair value of such services.
 Mark Newbauer
FirstName  LastNameMark
Mike the Pike Productions, Newbauer
                           Inc.
Comapany
May        NameMike the Pike Productions, Inc.
     22, 2023
May 22,
Page 4 2023 Page 4
FirstName LastName
15. Please tell us whether you were legally released from the $133,500 in accrued salaries that was written off in 2021. If you were not legally released from this liability, please tell us how your accounting complies with ASC 405-20-40-1(b).
16. In addition, please tell us your basis of recording a gain on the write off in your statement of operations. Please refer to the guidance in ASC 470-50-40-2.
Note 6 - Notes and Other Loans Payable, page F-12

17. You state that you wrote off $115,000 in debt and $59,049 in accrued interest during
         2021, since the management determined them to be forgiven. Please clarify whether you were legally released from the repayment of these debts and interests or tell us how your accounting complies with ASC 405-20-40-1(b).
Note 7 - Stockholders' Equity/(Deficit), page F-13

18. Please provide the applicable disclosures required by ASC 505-10-50-3 through 18.
19. Please provide disclosure related to the stock subscription receivable of $2,229,415 at
         December 31, 2022 and 2021 that discloses the transactions and related accounting treatment. In addition, please tell us how you considered the guidance in ASC 505-10-45.
Note 8 - Income Taxes, page F-13

20.      Please provide the disclosures required by ASC 740-10-50.
Note 9 - Related Party Transactions, page F-13

21. Please disclose the significant terms of the amounts due to related party, including repayment terms and interests. Please refer to the guidance in ASC 850-10-50-1(d)
         and Rule 5-02(22) of Regulation S-X.
General

22. Please revise your filing to disclose that you are a shell company, as defined by Rule 12b-
         2 under the Exchange Act, because you appear to have no or nominal operations, nominal assets and no revenues to date. Accordingly, please prominently disclose your shell company status and the consequences of that status including relevant risk factor disclosure. If you do not believe you are a shell company, please provide us with your legal analysis.
23. We note a November 2022 press release by Sack Lunch Productions, Inc. that they had entered into a letter of intent to acquire a 45% minority interest in your wholly owned subsidiary Arowana Media Holdings, Inc. Please update your disclosures to describe this proposed transaction or advise. Please also file the letter of intent as an exhibit.
 Mark Newbauer
FirstName  LastNameMark
Mike the Pike Productions, Newbauer
                           Inc.
Comapany
May        NameMike the Pike Productions, Inc.
     22, 2023
May 22,
Page 5 2023 Page 5
FirstName LastName
24. We note that according to the funding portal Netcapital, Arowana Media Holdings, raised
         $10,000 in March 2023 in reliance on the exemption in Securities Act section 4(a)(6).
         Please ensure to update your disclosure with this funding update.
25.      It appears that you may be a blank check company as defined by Rule
419 under
         the Securities Act of 1933, as amended. In this regard, we note you are a development stage company with limited operating activities, it is unclear whether you will be able to fully commence operations within the next 12 months, you are issuing penny stock and have nominal assets consisting of cash. These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities
         Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently in the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering and that the proceeds from this offering, if any, will be immediately available to the company.
26. Please revise your disclosure to clarify if your common stock is currently listed or quoted in any market or if it has historically been quoted or listed.
27. Please note that your registration statement will become effective by operation of law 60 days from the date you initially filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the previously discussed issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.
       You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters.
Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.

         .



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services